UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2015

Advanced Photonix, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-11056	33-0325826
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2925 Boardwalk

Ann Arbor, Michigan 48104

 (Address of principal executive offices, including zip code)

 (734) 864-5600

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Form 8-K/A (this “Amendment”) amends the Current Report on Form 8-K filed by Advanced Photonix, Inc. (the “Company” or “API”) on March 5, 2015 (the “Original Filing”). The change is related to an updated press release issued by API on March 5, 2015 and to updated disclosure in Item 8.01, in each case, solely to add certain legends mandated by rules of the Securities and Exchange Commission that were inadvertently omitted from the original press release and the Original Filing. This Amendment also serves to file the updated press release which supersedes the press release which was filed as Exhibit 99.1 to the Original Filing. Other than as described above, this Amendment does not modify or update any disclosures in or exhibits to the Original Filing and does not reflect any events that have occurred subsequent to the Original Filing.

Item 8.01. Other Events.

On Thursday, March 5, 2015, API issued a press release announcing an update as to the timing of the proposed merger of the Companywith API Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Luna Innovations Incorporated, a Delaware corporation. A copy of the press release was filed as Exhibit 99.1 to the Original Filing. An updated version of the press release was issued on Thursday, March 5, 2015, and a copy of the updated version of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit

Number	Exhibit
99.1	Updated Press Release of Advanced Photonix, Inc. dated March 5, 2015

Forward-Looking Statements

This report includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include our expectations regarding the completion of the merger, the prospects of the combined company and the companies’ future growth, as well as the potential synergies from the proposed merger and the future profitability of the combined company. Management cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the companies may differ materially from future result, performance and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, but are not limited to: the approval of the merger and related matters by the companies’ respective stockholders and satisfaction of other closing conditions of the merger; the uniqueness and advantages of Luna’s or API’s technology and intellectual property; potential costs savings and synergies from the merger; potential for greater profitability; potential for future commercialization of their technologies; the competitive advantage afforded by Luna’s or API’s technology; the potential efficacy of Luna’s or API’s technology; and growth potential of certain markets. Statements that describe the companies’ business strategies, goals, prospects, opportunities, outlook, plans or intentions are also forward-looking statements. Uncertainties regarding technical and scientific difficulties, issues that might arise in any particular business relationship and other risks and uncertainties are set forth in the companies’ periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at http://www.sec.gov. and at the companies’ websites at http://www.lunainc.com and http://www.advancedphotonix.com. The statements made in this report are based on information available to the companies as of the date of this report and Luna and API undertake no obligation to update any of the forward-looking statements after the date of this report..

 No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securirties Act of 1933, as amended.

Important Additional Information Has Been and Will Be Filed with the SEC

Luna has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Luna and API that also constitutes a preliminary prospectus of Luna. The registration statement has not yet become effective. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, VA 24016, Attention: Investor Relations or by calling (540)769-8400 and will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling (734)864-5699.

Participants in the Solicitation

Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive joint proxy statement/prospectus filed with the SEC. Information regarding Luna’s directors and executive officers is contained in Luna’s Annual Report for the year ended December 31, 2013, filed with the SEC on April 10, 2014 and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014, filed with the SEC on June 30, 2014, and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADVANCED PHOTONIX, INC.

By:	/s/	Jeff Anderson
Jeff Anderson, Chief Financial Officer

Date: March 6, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Updated Press Release of Advanced Photonix, Inc.dated March 5, 2015